Exhibit 21

LIST OF SUBSIDIARIES OF MASTERCARD INCORPORATED

The following is a list of subsidiaries of Mastercard Incorporated as of December 31, 2021, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary:

Name	Jurisdiction
Global Mastercard Holdings LP	United Kingdom
Mastercard A&M Investment Holdings, LLC	Delaware
Mastercard Asia/Pacific Pte. Ltd.	Singapore
Mastercard/Europay U.K. Limited	United Kingdom
Mastercard Europe SA	Belgium
Mastercard AP Financing Pte. Ltd.	Singapore
Mastercard Financing Solutions LLC	Delaware
Mastercard Holdings LP	United Kingdom
Mastercard International Incorporated	Delaware
Mastercard Payment Gateway Services Group Limited	United Kingdom
Mastercard UK Holdco Limited	United Kingdom
Mastercard US Holdings LLC	Delaware

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